

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 1, 2008

Mr. Bruce Wright
Chief Financial Officer
Ultratech, Inc.
3050 Zanker Road
San Jose, California 95134

>   **RE: Ultratech, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 0-22248**

Dear Mr. Wright:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief